FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Reference is drawn to the previous update filed with the exchanges dated September 13, 2019 when the Bank received an Adjudication order from Securities Exchange Board of India (SEBI) vide order no.: AA/AR/2019-20/4392 on September 12, 2019. The matter related to an alleged delayed disclosure on May 18, 2010 of an agreement entered into by ICICI Bank Ltd. on the same day upon and after the approval of its Board of Directors relating to erstwhile Bank of Rajasthan (eBoR).

As per the order received, the Bank was levied a penalty of Rs.1 million.

Upon an appeal filed by the Bank before the Securities Appellate Tribunal (SAT), order has been passed with respect to Appeal No.583 of 2019 on 8th July 2020.

As set out in para 36 of the order, the following decision has been rendered:

“In the result, while upholding the impugned order on merits, we modify the penalty imposed on the appellant to only a warning which will meet the ends of justice in the given facts and circumstances of the matter.”

This disclosure is being made pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 9, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager